October 28, 2005

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Re: Strategic Diagnostics Inc.
    Form 10-K for the year ended December 31, 2004
    Filed March 30, 2005
    File No. 000-22400


Dear Mr. Cash:

This letter is in response to comments of the Staff contained in your letter to Anthony J. Simonetta, Vice President -- Finance and Chief Financial Officer of Strategic Diagnostics Inc. ("management", "we", "our", "us" or the "Company"), dated October 12, 2005. The comments in the Staff's letter have been set forth below, along with the Company's responses thereto.

The information contained herein is being furnished by the Company on a supplemental basis.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004
------------------------------------------------

o    A DESCRIPTION OF THE NATURE OF THE COSTS INCURRED TO PRODUCE YOUR FARM
     ANIMALS.

     The costs incurred to produce our farm animals include the following:

     o Salaries and benefits for the individuals, who feed the animals, clean the cages and generally care for the animals.
     o Professional fees for the periodic visits to the farm by a Veterinarian to assess the health of the animals.

Mr. John Cash
October 28, 2005
Page Two


     o  Animal feed, water and bedding materials.
     o Operating expenses (such as depreciation, utilities, maintenance & repairs) related to the housing of the animals.


o HOW YOU ACCOUNT FOR THE COSTS TO MAINTAIN YOUR FARM SUCH AS THE DEPRECIATION ON ANY BUILDINGS, LABOR, MAINTENANCE, THE COST OF ANIMAL FEED, ETC.

     The costs associated with maintaining the farm, including such things as depreciation on buildings, labor, repairs and maintenance and animal feed are directly charged as incurred as a component of Cost of Goods Sold
     (COGS).

o    HOW THE AMOUNT TO BE CAPITALIZED FOR YOUR FARM ANIMALS IS DETERMINED.

     For animals we breed, the Company assigns a rate by animal type that is estimated to approximate the cost of breeding the animal. These breeding costs include: the purchase price of the breeding parents, animal feed, animal bedding, animal husbandry, animal disposal and pro rata building costs. The rate is updated annually at the end of the calendar year. For animals we purchase, the rate is the cost of acquisition. To determine the amount to be capitalized each period, a census is taken at the end of a period and the cost of all animals waiting to be assigned to projects is accumulated at the applicable rates. The change in total animal costs from the prior period to the current period is then charged or credited to COGS.

o WHAT PERCENTAGE OF COSTS THE ANIMALS REPRESENT OF YOUR TOTAL COSTS FOR A GIVEN CUSTOMIZED ANTIBODY ARRANGEMENT.

     The percentages of costs animals represent for a typical customized antibody arrangement are approximately:

     o  Rabbit     20%
     o  Mouse      55%
     o  Goat       26%
     o  Rat        17%
     o  Guinea Pig 40%
     o  Chicken    10%

o THE AVERAGE COST ASSIGNED TO THE ANIMALS THAT YOU PRODUCE, BY SPECIFIC ANIMAL TYPE (E.G. RATS, RABBITS).

Mr. John Cash
October 28, 2005
Page Three


     The average costs assigned to the animals we breed as of December 31, 2004 (the last time updated) are as follows:

        o Rabbits - $16.24
        o Mice -    $ 6.81

     All other species are purchased from outside vendors.


o THE PERCENTAGE OF ANIMALS THAT ARE PRODUCED BY YOU VERSUS THOSE THAT ARE PURCHASED FROM THIRD PARTIES.

     Approximately 99% of the rabbits and 85% of the mice used in projects are bred by us. Substantially all of our custom antibody projects use either rabbits or mice. As noted above, all other species of animals are purchased from outside vendors.

o THE AVERAGE PER ANIMAL PURCHASE PRICE FOR EACH PERIOD PRESENTED, BY SPECIFIC ANIMAL TYPE.

                  2ND QTR 2005                       2004              2003             2002
                  ------------                       ----              ----             ----
                o Goats - $200.00                  $200.00           $200.00          $200.00
                o Sheep - $200.00                  $200.00           $200.00          $200.00
                o Mice -  $ 10.84                  $  9.90           $  9.00          $  8.33
                o Guinea Pig - $ 72.15             $ 64.50           $ 50.50          $ 48.60
                o Rats - $ 24.20                   $ 24.20           $ 22.70          N/A
                o Rabbits - $ 93.00                $ 90.00           N/A              $ 65.00
                o Chickens - $10.01                $ 10.01           N/A              N/A

                N/A means no such animals were purchased in the applicable year.

o WHY YOU BELIEVE IT IS APPROPRIATE TO INCLUDE THE CAPITALIZED AMOUNTS IN YOUR "OTHER CURRENT ASSETS" ACCOUNT, INSTEAD OF YOUR INVENTORY ACCOUNT.

     All animals used in our antibody projects, whether bred by us or not, are not the end product they are a tool that enables us to produce the product. We do not breed animals for sale. The animals in question have not yet been assigned to a project and, therefore, we believe represent an "other current asset" to the Company. In addition, the cost of the animals capitalized at any given period end is relatively small in relation to our total inventory (e.g. at June 30, 2005, $61,000 in capitalized animal costs compared to $3.1 million in inventory). Based upon all of the above,

Mr. John Cash
October 28, 2005
Page Four


     management concluded that it is appropriate to include the cost of animals not yet assigned to projects as an "other current asset".

o DESCRIBE HOW YOUR FARM COSTS ARE RECOGNIZED FOR FINANCIAL REPORTING PURPOSES AS MANUFACTURING COSTS AND ALSO APPLIED TO INDIVIDUAL CONTRACTS. EXPLAIN HOW SUCH COSTS ARE ACCUMULATED IN AND SUBTRACTED FROM OTHER CURRENT ASSETS. A BRIEF EXAMPLE INCLUDING A SERIES OF JOURNAL ENTRIES MAY BE HELPFUL IN THIS REGARD.

     o Farm costs are recognized for financial reporting purposes as manufacturing costs as incurred. The farm costs assigned to individual contracts are represented by the cost of animals we breed and subsequently assign to a project.

     o As noted above, a census is taken at the end of each period and the cost of all animals waiting to be assigned to projects is accumulated at the applicable rates. The change from the prior period to the current period is then charged or credited to COGS.

     o Attached is the June 30, 2005 journal entry for capitalized animal costs with supporting census.

Any comments or questions with respect to the foregoing should be addressed to Anthony J. Simonetta of the Company at 302-456-6789 ext. 305.

Very truly yours,

/s/ Anthony J. Simonetta

Anthony J. Simonetta, Vice President - Finance and CFO

cc: Ellen Goitia, KPMG
    Justin Chairman, Morgan Lewis
    Patricia Armelin, SEC
    Jeanne Baker, SEC

                           STRATEGIC DIAGNOSTICS INC.
                            ANIMAL CENSUS - JUNE 2005

                                                 JUNE 2005                                      MAY 2005
MAINE                          # of Animals           Cost           Value       # of Animals        Cost           Value
Goats - Maine                            49        $200.00       $9,800.00                 35     $200.00       $7,000.00
Sheep - Maine                             0        $200.00           $0.00                  0     $200.00           $0.00
Rabbits - Maine                         861         $16.24      $13,982.64                830      $16.24      $13,479.20
Chickens - Maine                         82         $10.01         $820.82                 42      $10.01         $420.42
Mice - Maine                             71          $6.81         $483.51                195       $6.81       $1,327.95
Guinea Pigs - Maine                      13         $72.15         $937.95                  4      $72.15         $288.60
Rats                                      0         $24.20           $0.00                 32      $24.20         $774.40

Subtotal Maine                        1,076                     $26,024.92              1,138                  $23,290.57

DELAWARE

Mice - unassigned                     4,043          $6.81      $27,532.83              1,874       $6.81      $12,761.94
Mice - Breeding                       1,059          $6.81       $7,211.79              1,730       $6.81      $11,781.30

Subtotal Delaware                     5,102                     $34,744.62              3,604                  $24,543.24

Total Prepaid Animals                 6,178                     $60,769.54              4,742                  $47,833.81

--------------------------------------------------------------------------------------------------------------------------

JOURNAL ENTRY:                                   (DR)           (CR)

ANIMAL COSTS - MAINE                                             $2,734.35
ANIMAL COSTS - DELAWARE                                         $10,201.38
PREPAID ANIMAL EXPENSE                          $13,129.33


--------------------------------------------------------------------------------------------------------------------------

                                            STRATEGIC DIAGNOSTICS INC.
                                          Animal Census - June 30, 2005

                                         JAN           FEB           MAR           APR           MAY           JUN
-------------------------------
            GOATS
-------------------------------
CUSTOM-CA                                  9             9             8             8             8             8
SBS-ME                                    95            94            88            90            89            89
CUSTOM-ME                                245           248           251           284           278           277
RESERVED                                   6             2             4             3             6            39
PRESCREENS                                 0             0             1             0             0            17
FUTURE NEW STARTS                          2             0             3             0             0             0
NON-IMMUN-ME                              43            39            34             6            35            49
            TOTAL                        400           392           389           391           416           479

-------------------------------
            SHEEP
-------------------------------
SBS-ME                                     0             0             0             0             0             0
CUSTOM-ME                                 14            17            16            13            13            13
RESERVED                                   3             0             0             0             0             0
PRESCREENS                                 0             0             0             0             0             0
FUTURE NEW STARTS                          0             0             0             0             0             0
NON-IMMUN-ME                               1             1             1             1             0             0
            TOTAL                         18            18            17            14            13            13

-------------------------------
           RABBITS
-------------------------------
CUSTOM-CA                                  6             5             5             5             5             5
SBS-ME                                    13             4             4             4             4             4
CUSTOM-ME                              5,213         5,276         5,372         5,474         5,567         5,511
RESERVED                                  13            12             6             8            27            13
PRESCREENS                               126           141           125           112            95           127
FUTURE NEW STARTS                         63           110            59            78            72            34
NON-IMMUN-ME                             490           334           285           229           326           350
BREEDERS-ME                              556           546           530           529           504           511
GROWING KITS                           2,830         2,830         2,830         2,830         2,830         2,830
SPEC FEED-ME                              31            26            14             4             0            29
            TOTAL                      9,341         9,284         9,230         9,273         9,430         9,414

-------------------------------
           CHICKENS
-------------------------------
SBS-ME                                     0             0             0             0             0             0
CUSTOM-ME                                183           185           160           159            44            58
RESERVED                                   0             2             0             0            10             0
PRESCREENS                                 0             0             0             0             0             0
FUTURE NEW STARTS                          3             0             0             2             2             2
NON-IMMUN-ME                              28            17            67            57            42            82
            TOTAL                        214           204           227           218            98           142

-------------------------------
             MICE
-------------------------------
HYBRIDOMA-ME                               0             0             0             0             0             0
MONOCLONAL-ME                              0             0             0             0             0             0
CUSTOM-ME                                 39            22            14            23            25            16
GI                                                                   165           439           432           166
RESERVED                                   0             2           276             0             0             0
PRESCREENS                                 0             0             0             0             0             0
FUTURE NEW STARTS                          0             0             0             0             0             4
NON-IMMUN-ME                              19            14           115           102           190            71
BREEDERS-ME                                5             5             5             5             5             0
            TOTAL                         63            43           575           569           652           257

                                         JAN           FEB           MAR           APR           MAY           JUN
-------------------------------
         GUINEA PIGS
-------------------------------
SBS-ME                                     0             0             0             0             0             0
CUSTOM-ME                                 56            58            59            53            70            84
RESERVED                                   5             3             0             0             0             2
PRESCREENS                                 0             5             0             0            10             5
FUTURE NEW STARTS                          0             0             0             4             0             0
NON-IMMUN-ME                              18             6            10             3             4            13
BREEDERS                                   9             9             7             6             0             0
            TOTAL                         88            81            76            66            84           104

-------------------------------
             RATS
-------------------------------
SBS-ME                                     0             0             0             0             0             0
CUSTOM-ME                                  7             7            16            20            44            63
RESERVED                                   0             2             8             3             0             0
PRESCREENS                                 0             0             0             0             0             0
FUTURE NEW STARTS                          0             0             2             0             2            10
NON-IMMUN-ME                               0             0             0             0            32             0
            TOTAL                          7             9            26            23            78            73

-------------------------------
           HAMSTERS
-------------------------------
SBS-ME                                     0             0             0             0             0             0
CUSTOM-ME                                  0             0             0             0             0
RESERVED                                   0             0             0             0             0             0
PRESCREENS                                 0             0             0             0             0             0
FUTURE NEW STARTS                          0             0             0             0             0             0
NON-IMMUN-ME                               0             0             0             0             0             0
            TOTAL                          0             0             0             0             0             0

-------------------------------
             FARM
            TOTAL                     10,131        10,031        10,540        10,554        10,771        10,482
-------------------------------

Delaware Mouse Facility

       Mice unassigned                 2,077         2,529         1,992         3,207         1,874         4,043

        Mice-Breeders                  1,122         1,041         1,035         1,475         1,730         1,059